UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Whitney Information Network, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

966621104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966621104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ingrid E. Whitney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 269
6. Shared Voting Power 0
7. Sole Dispositive Power 2,475,894
8. Shared Dispositive Power 2,475,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,951,519(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 42.2%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The amount indicated in Items 4(a): (i) 4,951,250 shares held by International Securities 3, LLC, which is beneficially owned by Russell A. Whitney and Ingrid Whitney; and (ii) 269 shares held individually by Ingrid E. Whitney.
(2)	Calculated on the basis of 11,738,587 shares of common stock outstanding on March 30, 2007.

Item 1.	(a)	Name of Issuer

Whitney Information Network, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

1612 East Cape Coral Parkway, Suite A Cape Coral, FL 33904

Item 2.	(a)	Name of Person Filing

Ingrid E. Whitney

	(b)	Address of Principal Business Office or, if none, Residence

1217 East Cape Coral Parkway, #135 Cape Coral, FL 33904

	(c)	Citizenship

USA

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

966621104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

4,951,519 (1)

(b) Percent of class:

42.2% (2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

269 (3)

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

2,475,894 (4)

(iv) Shared power to dispose or to direct the disposition of

2,475,625 (5)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in Item 4 are described in this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

(1)	The amount indicated in Items 4(a): (i) 4,951,250 shares held by International Securities 3, LLC, which is beneficially owned by Russell A. Whitney and Ingrid Whitney; and (ii) 269 shares held individually by Ingrid E. Whitney.
(2)	Calculated on the basis of 11,738,587 shares of common stock outstanding on March 30, 2007.
(3)	The amount indicated in 4(c)(i) represents 269 shares held individually by Ingrid E. Whitney.
(4)	The amount indicated in Item 4(c)(iii) includes: (i) 2,475,625 shares held by International Securities 3, LLC, which Ingrid E. Whitney has the sole power to direct the disposition of by virtue of her 50% ownership interest in that company; and (ii) 269 shares held individually by Ingrid E. Whitney.
(5)	The amount indicated in Item 4(c)(iv) includes 2,475,625 shares held by International Securities 3, LLC, which Russell A. Whitney and Ingrid Whitney share the power to direct the disposition of by virtue of their beneficial ownership of that company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2008
Date

/s/ Ingrid E. Whitney
Signature

Ingrid E. Whitney
Name/Title

5